Exhibit 2.5	Execution Version

FIRST AMENDMENT TO GUARANTY

FIRST AMENDMENT TO GUARANTY, dated as of January 2, 2014 (the “Amendment”), between Ambev S.A., a sociedade anônima organized under the Laws of the Federal Republic of Brazil (“Ambev”), as successor company by merger of Companhia de Bebidas das Americas – Ambev (“Companhia de Bebidas”), and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), under the indenture, dated as of July 24, 2007 (the “Indenture”), pursuant to which AmBev International Finance Co. Ltd., a company incorporated with limited liability in the Cayman Islands (the “Issuer”), as issuer, issued R$300,000,000 of its 9.50% Notes due 2017 (the “Notes”).

W I T N E S S E T H:

WHEREAS, this Amendment constitutes the first amendment to that certain Guaranty (the “Guaranty”), dated as of July 24, 2007, between Companhia de Bebidas, as guarantor (the “Guarantor”), and the Trustee, pursuant to which the Guarantor irrevocably and unconditionally guaranteed the Issuer’s obligations under the Indenture and the Notes;

WHEREAS, immediately prior to the Merger, Companhia de Bebidas was a wholly-owned subsidiary of Ambev and, on the date hereof, has merged with and into Ambev pursuant to an incorporação  in accordance with Brazilian law (the “Merger”), with Ambev being the continuing and surviving entity;

WHEREAS, as a result of the Merger, Ambev has succeeded to the obligations of Companhia de Bebidas as the Guarantor under the Guaranty, including those for the full and punctual payment of principal of and interest on the Notes, and by executing this Amendment Ambev is expressly assuming those obligations; and

WHEREAS, the Guarantor has delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee in compliance with Section 9(l)(i)(D) and Section 10 of the Guaranty.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Guarantor and the Trustee hereby agree as follows

1.         Definitions.  Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Guaranty or the Indenture;

2.         Assumption by the Guarantor. Ambev hereby assumes Companhia de Bebidas’ obligations under the Guaranty, including those for the full and punctual payment of principal of and interest on the Notes when due, whether at maturity, by acceleration, by redemption, by required repurchase or otherwise. Ambev is the continuing entity with and into which Companhia de Bebidas has merged pursuant to the Merger, in accordance with the laws of the Federative Republic of Brazil. Following the effectiveness of this Amendment, all references to Companhia de Bebidas under the Guaranty shall be deemed references to Ambev, as the Guarantor.

3.         Indemnification. The Guarantor further agrees to indemnify each holder of Notes against any tax, assessment or governmental charge thereof imposed on such holder of Notes solely as a consequence of the Merger with respect to the payment of principal on, or interest on, the Notes pursuant to the Guaranty

4.         Indemnification of the Trustee. (a) Without limitation on any other obligations of the Guarantor or remedies of the Trustee under this Amendment or the Guaranty, the Guarantor shall, to the fullest extent permitted by law, indemnify, defend and save and hold harmless the Trustee and its officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party in connection with or as a result of any failure of any Guaranteed Obligation to be the legal, valid and binding obligations of the Guarantor enforceable against it in accordance with their terms; (b) The Guarantor hereby also agrees that none of the Indemnified Parties shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Guarantor or any of its Affiliates or any of their respective officers, directors, employees, agents and advisors, and the Guarantor hereby agrees not to assert any claim against any Indemnified Party on any theory of liability, for special, indirect, consequential or punitive damages arising out of or otherwise relating to the Transaction Documents or any of the transactions contemplated by the Transaction Documents; (c) Without prejudice to the survival of any of the other agreements of the Guarantor under this Amendment or the Guaranty, the agreements and obligations of the Guarantor contained in this Amendment and the Guaranty, namely in Sections 2 and 3 of the Guaranty (with respect to the payment of all other amounts owed under the Indenture), Section 8 and Section 13 of the Guaranty shall survive the payment in full of the Guaranteed Obligations and all of the other amounts payable under this agreement.

5.         Other Terms and Conditions. Except as amended hereby, the Guaranty is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect, and this Amendment and all its provisions shall be deemed a part thereof.

6.         Headings. The headings in this Amendment are for convenience of reference only and shall not limit or otherwise affect any of the terms hereof.

7.         Governing Law

.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

8.         Notices .  For purposes of Section 11 of the Guaranty, any notice or other communication required or permitted to be given to the Guarantor thereunder should be addressed as follows:

Ambev S.A.
Att.: Nelson José Jamel
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-001
São Paulo, SP, Brazil

9.         Counterparts.   This Amendment has been simultaneously executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  Electronic delivery of a copy of an executed signature page hereto shall be effective as delivery of a manually executed counterpart hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

AMBEV S.A., as Guarantor

By: /s/ Nelson José Jamel	By: /s/ Flávio Barros Torres
Name: Nelson José Jamel	Name: Flávio Barros Torres
Title: Chief Financial Officer and Investor Relations Officer	Title: Industrial Executive Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By: /s/ Jeffrey Schoenfeld	By: /s/ Debra A. Schwalb
Name: Jeffrey Schoenfeld	Name: Debra A. Schwalb
Title: Assistant Vice President	Title: Vice President